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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                           General Communication, Inc.
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                                (Name of Issuer)

                              Class B Common Stock
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                         (Title of Class of Securities)

                                   369385 20 8
                   -------------------------------------------
                                 (CUSIP Number)

                                Jeffery C. Garvey
                                AV Partners, L.P.
                          114 W. 7th Street, Suite 1300
                               Austin, Texas 78701
                                 (512) 479-0055
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                             As of December 5, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

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CUSIP NO. 369385 20 8                                    PAGE 2 OF 4 PAGES
---------------------------                     --------------------------------

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1      NAME OF REPORTING PERSON
       S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

              Austin Ventures, L.P.

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                   (b) [ ]


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3      SEC USE ONLY



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4      SOURCE OF FUNDS*

              OO


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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                             [ ]


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6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

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                     7    SOLE VOTING POWER
NUMBER OF SHARES
                                      -0-
                   -------------------------------------------------------------

  BENEFICIALLY       8    SHARED VOTING POWER
    OWNED BY
      EACH                            -0-
                   -------------------------------------------------------------

    REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                            -0-
                   -------------------------------------------------------------

                    10    SHARED DISPOSITIVE POWER

                                      -0-
                   -------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               -0-

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12     CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]


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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%

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14     TYPE OF REPORTING PERSON*

               PN
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CUSIP NO. 369385 20 8               13D                      PAGE 3 OF 4


ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER

       (a) As of December 5, 1997, the parties to the New Voting Agreement amended such agreement to provide for the Prime Sellers who were parties thereto, including AVLP, to withdraw as parties to the New Voting Agreement.

            Since AVLP is no longer a party to the New Voting Agreement, it is no longer a member of the deemed "group" consisting of the parties thereto. AVLP holds no shares of the Class B common stock of the Company. AVLP expressly disclaims, for the purposes of Section 13(d) or 13(g) of the Act, beneficial ownership of any other shares of Class B common stock of the Company.

       (b)  See Items 7-10 on the cover page.

       (c)  Not applicable.

       (d) No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported herein.

       (e) With the amendment to the New Voting Agreement, AVLP ceased to be a member of any purported "group" related thereto. AVLP owns no shares of the Class B common stock of the Company. Therefore, AVLP ceased to be the beneficial owner of more than five percent of the outstanding Class B common stock of the Company as of December 5, 1997, the effective date of the amendment to the New Voting Agreement.



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CUSIP NO. 369385 20 8               13D                      PAGE 4 OF 4


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Austin Ventures, L.P.

                                          By:     AV Partners, L.P.,
                                          Its:    General Partner

Dated: March 31, 1998                             By:  JEFFERY C. GARVEY
                                                       -----------------------
                                                       Jeffery C. Garvey,
                                                       General Partner

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).